

Mail Stop 3561

April 19, 2010

Mr. Yangkan Chong
Chief Executive Officer
China New Energy Group Company
20/F, Center Plaza, No. 188 Jie Fang Road
He Ping District, Tianjin, 300042
People's Republic of China

> **Re:** **China New Energy Group Company**
> **Item 4.02 Form 8-K**
> **Filed April 15, 2010**
> **File No. 1-32691**

Dear Mr. Chong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed April 15, 2010

1. Please tell us why the correction of errors in recording the fair value of assets acquired during the acquisition of Chensheng resulted in an adjustment to the minority interest's share of both net income and comprehensive income in amounts that differ significantly from the minority interest's share in the adjustment to depreciation attributable to the increase in the fair value of depreciable assets acquired. Based on our review of your disclosure in Note 22 to the financial statements included in Amendment No.1 to Form 10-K for the fiscal year ended

December 31, 2008, it appears that you may not have disclosed the correction of an error in the allocation of income and foreign currency translation adjustments to the minority interest. Please advise and clarify your disclosure regarding the adjustment to income/retained earnings and accumulated other comprehensive income as appropriate.  Refer to Item 4.02(a)(2) of Form 8-K.

2.  Your disclosure in the first sentence states that the financial statements for the year ended "December 31, 2010" should no longer be relied upon.  Please revise to disclose that previously issued financial statements for the year ended December 31, 2008 should no longer be relied upon.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter that provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.  Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336.  In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,


William Thompson
Accounting Branch Chief